UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celanese AG
(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value
(Title of Class of Securities)

D1497A101
(CUSIP Number of Class of Securities)

Chinh Chu
BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by BCP Crystal Acquisition

GmbH & Co. KG as of September 2, 2004.

**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:
                     Form or Registration No.:
                     Filing Party:
                     Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                     ☑ third-party tender offer subject to Rule 14d-1.
                     ☐ issuer tender offer subject to Rule 13e-4.
                     ☐ going-private transaction subject to Rule 13e-3.
                     ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by the following information:

Section I, “Summary of the Offer” of the Offer Document is hereby amended and supplemented by:

(A) deleting the words “the Company” in the first sentence of the response to the question, “Who is offering to purchase my securities?” and replacing those words with the words “Celanese AG”;

(B) deleting the word “business” in the second sentence of the first paragraph of the response to the question, “How much are you offering to pay and what is the form of payment?”;

(C) deleting the phrase “and historical exchange rates between Euros and U.S. dollars” in the last paragraph of the response to the question, “How much are you offering to pay and what is the form of payment?”; and

(D) deleting the last sentence of the response to the question, “Have Celanese AG and its management taken a position with respect to this offer?” and replacing it with the following:

“Celanese AG, as required by U.S. federal securities laws, filed a Schedule 14D-9 on September 16, 2004, which contained a statement that the Management Board of Celanese AG decided not to express an opinion and to remain neutral towards the offer.”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Items 3(a), (b) and (c) of the Schedule TO are hereby amended and supplemented by the following information:

Schedule 1, “Certain Control Person” of the Offer Document is hereby amended by deleting the row including the name “Michael Newman” in the Chart entitled “Directors and Officers of Crystal Holdings.”

ITEM 4. TERMS OF THE TRANSACTION.

Items 4(a)(1)(i)-(viii) of the Schedule TO are hereby amended and supplemented by the following information:

(1) Section V.2(a), “The Offer – Offer Price – Offer Price” of the Offer Document is hereby amended and supplemented by:

(A) deleting the word “business” in the second sentence of the first paragraph; and

(B) deleting the last sentence of the last paragraph.

(2) Section V.5(d)(iii), “The Offer – Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares – Procedures Applicable to North American Shares – Guaranteed Delivery” of the Offer Document is hereby amended by deleting the phrase “or the Subsequent Acceptance Period, as applicable” in clause (B).

Item 4(a)(1)(x) of the of the Schedule TO is hereby amended by the following information:

Section VII, “Position of Celanese Shareholders Who Do Not Accept the Offer” is hereby amended by deleting the phrase “to be paid by Celanese AG” in the last sentence of the fourth bullet point.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Items 5(a) and (b) of the Schedule TO are hereby amended and supplemented by the following information:

(1) Section III.3(b), “Companies Involved – Interest of the Bidder in Celanese AG – Domination Agreement” of the Offer Document is hereby amended and supplemented by:

(A) deleting the word “business” in the sixth sentence of the first paragraph; and

(B) deleting the last sentence of the second paragraph and replacing that sentence with the following:

“Celanese AG has been informed by the Frankfurt District Court (Landgericht) that eight other actions to set aside the resolutions of the extraordinary general meeting held on July 30 and 31, 2004 were filed by August 31, 2004, the date when the time period for filing such legal challenges expired. However, except with respect to the action referred to in the second preceding sentence, the writs of action have not been delivered to Celanese AG and its legal advisors. Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Local Court (Amtsgericht) of Koenigstein im Taunus and the Frankfurt District Court (Landgericht) Frankfurt am Main, both with a view to have the registration of the Domination Agreement in the commercial register deleted (Amtslöschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged under-capitalization of BCP Luxembourg and the other Acquisition Entities and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the commercial register.”

(2) Section III.4, “Companies Involved – Celanese AG’s Position with Respect to this Offer” of the Offer Document is hereby amended and supplemented by:

(A) inserting the word “German” between the words “applicable” and “law” in the second sentence thereof; and

(B) deleting the last sentence thereof and replacing it with the following:

“Celanese AG, as required by U.S. federal securities laws, filed a Schedule 14D-9 on September 16, 2004, which contained a statement that the Management Board of Celanese AG decided not to express an opinion and to remain neutral towards the Offer.”

(3) Section III.5, “Companies Involved – Related Party Transactions” of the Offer Document, as amended and supplemented by deleting the first instance of the word “CAC” in the third sentence of the first paragraph and replacing it with the following: “Celanese America Corporation (“CAC”), is incorporated herein by reference.

(4) Section IV.3(d)(ii), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Delisting, Squeeze-out, Conversion – Squeeze-out” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment, is incorporated herein by reference.

(5) Section IV.3(f), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Dividend” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment, is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

Items 6(a), (c)(1) through (7) of the Schedule TO are hereby amended and supplemented by the following information:

(1) Section IV.3(d)(ii), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Delisting, Squeeze-out, Conversion – Squeeze-out” of the Offer Document is hereby amended and supplemented by deleting the words “more than” between the words “representing” and the percentile “95%” in the second sentence of the first paragraph and inserting the words “or more” after the percentile “95%” and before the word “of.”

(2) Section IV.3(f), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Dividend” of the Offer Document is hereby amended by deleting the phrase “to be paid by Celanese AG” in the third sentence.

(3) Section VII, “Position of Celanese Shareholders who do not Accept the Offer,” of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment, is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference:

(1) Section III.3(b), “Companies Involved – Interest of the Bidder in Celanese AG – Domination Agreement” of the Offer Document, as amended and supplemented in the manner described in Item 5 of this Amendment.

(2) Section IV.3(d)(ii), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Delisting, Squeeze-out, Conversion – Squeeze-out” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment.

(3) Section IV.3(f), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Dividend” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(a)(1) of the Schedule TO is hereby amended and supplemented by incorporating by reference:

(1) Section III.4, “Companies Involved – Celanese AG’s Position with Respect to this Offer” of the Offer Document, as amended and supplemented in the manner described in Item 5 of this Amendment.

(2) Section IV.3, “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by the following information:

Section X, “Certain Legal Matters” of the Offer Document is hereby amended and supplemented by deleting the last sentence of the paragraph and adding the following thereafter as a new paragraph:

“Celanese AG has been informed by the Frankfurt District Court (Landgericht) that eight other actions to set aside the resolutions of the extraordinary general meeting held on July 30 and 31, 2004 were filed by August 31, 2004, the date when the time period for filing such legal challenges expired. However, except with respect to the action referred to in the second preceding sentence, the writs of action have not been delivered to Celanese AG and its legal advisors. Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Local Court (Amtsgericht) of Koenigstein im Taunus and the Frankfurt District Court (Landgericht) Frankfurt am Main, both with a view to have the registration of the Domination Agreement in the commercial register deleted (Amtslöschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged under-capitalization of BCP Luxembourg and the other Acquisition Entities and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the commercial register.”

Item 11(b) of the Schedule TO is hereby amended and supplemented by the following information:

Section II.1, “General Instructions – Introduction” of the Offer Document is hereby amended and supplemented by deleting the word “business” in the penultimate sentence of the first paragraph.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2004

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.
By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.
By:	Blackstone Management Associates(Cayman) IV
L.P., its general partner

By:	Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BCP CRYSTAL HOLDINGS LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.
By:	BCP Caylux Holdings Ltd. 1, its general partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person